FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 30, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

RBS announces it has reached agreement with Rory Cullinan, Executive Chairman of its Corporate and Institutional Bank, that he will leave the company. To ensure an effective transfer of responsibilities he will remain with the Bank until the 30th April 2015.

Ross McEwan, RBS CEO said: "We would like to express our thanks to Rory for his very significant contribution to the rebuild of RBS over the past 6 years. He has built and led APS, Non-Core, RCR and recently completed the very successful follow-on sale of Citizens post its IPO last year. We wish him every success in the future."

Rory Cullinan commented: "I am pleased and proud to have played a significant part in restoring RBS to a safe and sound agenda over the past 6 years. I wish all my colleagues continued success."

Chris Marks, CEO of CIB, and Mark Bailie, CEO of Capital Resolution, will now join the bank Executive Committee as Co-CEOs of Corporate & Institutional Banking.

The above appointments are subject to regulatory approval.

RBS Media Relations
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 March 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary